TABLE OF CONTENTS

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_____

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported):   March 3, 2002

TRW Inc.

(Exact Name of Registrant as Specified in Charter)

Ohio	1-2384	34-575430
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

1900 Richmond Road, Cleveland, OH	44124
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code   (216) 291-7000

(Former Name or Former Address, if Changed Since Last Report)

Item 5. Other Events

On March 3, 2002, TRW Inc. announced in a press release that TRW's Board of Directors has unanimously determined to reject Northrop Grumman Corporation's proposal set forth in its letter dated February 21, 2002 to acquire all of the outstanding shares of TRW for $47 per share in Northrop common stock. After careful consideration, including consultation with independent financial and legal advisors, the TRW Board concluded that Northrop's proposal was financially inadequate. In the press release, TRW also set forth the text of a letter sent by TRW to Northrop on March 3, 2002 informing Northrop of that decision. A copy of the press release is attached as Exhibit 99 and is incorporated herein by reference.

Item 7. Financial Statements and Exhibits

    (a)   Not applicable.

    (b)   Not applicable.

    (c)   Exhibits.

        (99)   Press release issued by TRW Inc., dated March 3, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRW Inc.

Date: March 4, 2002

By: /s/ W. B. Lawrence
W. B. Lawrence
Executive Vice President,
General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number	Description
(99)	Press release issued by TRW Inc., dated March 3, 2002.